

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/11 (MM/DD/YY) AND ENDING 1/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 West 44th Street Suite 1100
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sidney W. Azriliant 212-869-8224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/12

OATH OR AFFIRMATION

I, Sidney W. Azriliant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Associates, Inc., as of January 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title



Notary Public

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI6009982
Qualified in Westchester County
Commission Expires March 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Associates, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended January 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

January 31, 2012

LIBERTY ASSOCIATES, INC.
January 31, 2012

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

March 27, 2012

Board of Directors
Liberty Associates, Inc.
36 West 44th Street Suite 1100
New York , NY 10036-8224

I have audited the accompanying balance sheet of Liberty Associates, Inc., as of January 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Liberty Associates, Inc. as of January 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

Liberty Associates, Inc.
BALANCE SHEET
As of January 31, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank	$	1,978.80
Money Market Fund		16,719.11
Investments		35,065.43
Total Current Assets		53,763.34
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	53,763.34

Liberty Associates, Inc.
BALANCE SHEET
As of January 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 2,217.00
Total Current Liabilities	2,217.00
LONG-TERM LIABILITIES	
Total Liabilities	2,217.00
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, two hundred shares authorized, 100 shares issued and outstanding	5,000.00
Paid in Excess	90,000.00
Retained Earnings	(43,453.66)
Total Stockholders' Equity	51,546.34
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 53,763.34

Liberty Associates, Inc.

	12 Months Ended January 31, 2012
Revenues	
Commissions Earned	$ 40,825.00
Other Income	9,768.39
Dividend Income	785.03
Gain(loss) on security trading	(664.71)
Total Revenues	50,713.71
Operating Expenses	
Employee compensation and ben	27,216.67
Floor brokerage, exchange, and c	10,165.00
Communications and data proces	1,416.00
Occpancy	2,232.00
Other expenses	10,244.00
Total Operating Expenses	51,273.67
Operating Income (Loss)	(559.96)
Net Income (Loss)	$ (559.96)

Liberty Associates, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended January 31, 2012	
Beginning of Period	$	(42,893.70)
Plus: Net Income	$	(559.96)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(43,453.66)

Liberty Associates, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended January 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (559.96)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	(123.71)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	200.00
Total Adjustments	76.29
Net Cash Provided By (Used in) Operating Activities	(483.67)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	(9,300.00)
Proceeds From Sale of Stock	10,000.00
Net Cash Provided By (Used In) Financing Activities	700.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	216.33
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,762.47
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,978.80

LIBERTY ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2012

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at February 1, 2011	5,000	$ 5,000	5,000	$ 80,000	-	$ -	$ (42,894)	$ 42,106
Net Income	-	-	-	-	-	-	(560)	(560)
Capital Transactions	-	-	-	10,000	-	-	-	10,000
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at January 31, 2012	5,000	$ 5,000	5,000	$ 90,000	-	$ -	$ (43,454)	$ 51,546

The footnotes are an integral part of the financial statements.

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates an exemption pursuant to exemptive provision under Rule 15c3-3(k)(1) – limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Income taxes
Effective February 15, 1984, the Company began operations. Federal income taxation occurs at the entity level.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2012

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations - Revenue

The Company has revenue concentrations; the company specializes in private placements of real estate.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(1) – limited business.

NOTE D – CONCENTRATION OF CREDIT RISK

At January 31, 2012, the Corporation maintained a cash balance in a bank account and a balance of $16,719 in a money market fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2012 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2012

NOTE E - SIPC RECONCILIATION

The firm is exempt from the required inclusion of a SIPC Supplemental Reconciliation due to its limited amount of revenue.

NOTE F – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at January 31, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
January 31, 2011		
Money Market Funds	$16,719	$16,719
Marketable Securities	35,065	35,065
Total	$51,784	$51,784

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

NOTE G – FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
January 31, 2011		
Money Market Funds	$16,719	$16,719
Marketable Securities	35,065	35,065
Total	$51,784	$51,784

NOTE H – MONEY MARKET FUNDS AND MARKETABLE SECURITIES

Cost and fair value of money market funds and marketable securities at January 31, 2012 are as follows:

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2012

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
January 31, 2012				
Available for sale:				
Money Market Funds	15,931	788	0	16,719
Marketable Securities	30,053	5,012		35,065
Totals	45,984	5,800	0	51,784

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2012

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 51,546.34
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	0.00
Other Securities	0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts	5,594.20	
Undue Concentration	0.00	5,594.20
Net allowable capital		$ 45,952.14

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 147.87
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 40,952.14

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,217.00
Percentage of aggregate indebtedness to net capital	4.82%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2012	$ 45,116.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	836.00
Change in Undue Concentration	(0.00)
NCC per Audit	45,952.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2012

Exemptive Provisions Rule 15c3-3

The Company operates under an exemption pursuant to exemptive provision under Rule 15c3-3 (k)(1) – limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2012	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended January 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 29, 2012

Board of Directors
Liberty Associates, Inc.
36 West 44th Street
Suite 1100
New York, NY 10036-8224

In planning and performing my audit of the financial statements and supplemental schedules of Liberty Associates, Inc. for the year ended January 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at January 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA